

Superior Plus

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
plus.com





05007481



April 12, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News Releases dated April 7, April 11, and April 12, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

4/29

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)


Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

ERCO WORLWIDE ACQUIRES CHLORALKALI BUSINESS IN PORT EDWARDS, WISCONSIN

Calgary, April 12, 2005...Superior Plus Income Fund (the "Fund") is pleased to announce that ERCO Worldwide, a division of Superior Plus Inc., has entered into an agreement to purchase the chloralkali business in Port Edwards, Wisconsin from Basic Chemicals Company, LLC, an affiliate of Occidental Chemical Corporation, for U.S. $29.5 million on a debt free basis, subject to certain adjustments. The transaction is subject to certain closing conditions, including United States Federal Trade Commission approval, which is expected to be received by the end of the second quarter. Superior Plus intends to finance the transaction from available term bank credit facilities. The acquisition is anticipated to be accretive to unitholders.

The Business is the second largest producer of potassium products in North America and has a strong competitive position with a track record of stable cash flow. Approximately 70% of its gross profit is derived from the production of potassium hydroxide (KOH), used in making agricultural chemicals, soaps, detergents, de-icing chemicals, and as electrolyte in alkaline batteries. In addition, it produces potassium carbonate, caustic soda, chlorine and hydrochloric acid.

In commenting on the acquisition, Paul Timmons, President of ERCO Worldwide, stated that "This acquisition adds diversification to our business and is complimentary to our Saskatoon chlorine, caustic and hydrochloric acid operations. The business is expected to be operated by existing management and its non-union workforce."

Geoffrey N. Mackey, President and CEO of Superior Plus Inc., added: "This acquisition is accretive to unitholders and further advances ERCO Worldwide's strategy of increasing its operational efficiencies and exploring other growth opportunities in North America. In addition, ERCO Worldwide, continues to pursue growth opportunities in the growing Asian and South American markets."

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 76.9 million trust units outstanding. The Fund has $11.6 million principal amount of Series 1, and $86.8 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward Looking Statements: *Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Fund or Superior Plus Inc. in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior Plus undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer, Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch, Director, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com


Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

WINROC ACQUIRES LEON'S, ONTARIO'S LARGEST DISTRIBUTOR OF INSULATION AND DRYWALL

Calgary, April 11, 2005...Superior Plus Income Fund (the "Fund") is pleased to announce that Winroc, a division of Superior Plus Inc., has entered into an agreement to purchase Leon's Insulation Inc. and associated entities ("Leon's"), for $48.5 million on a debt free basis, subject to certain adjustments. The transaction will be financed from available term bank credit facilities and is expected to be accretive to unitholders.

Leon's is Ontario's largest distributor of drywall, insulation and associated products. It's operations are primarily conducted from two locations in Burlington and Stouffville, Ontario. Leon's was founded in 1956 and has grown profitably, with revenues of $95 million for the twelve months ended December 31, 2004.

In commenting on the acquisition, Paul Vanderberg, President of Winroc, stated that "Leon's distribution operations are well positioned to service a strong market in the Greater Toronto Area ("GTA") and for future growth north and east of GTA. Leon's will continue to be operated by existing management and its 140 employees. This acquisition together with Winroc's recent acquisition of Interior Building Supplies ("IBS") with locations in Windsor, London and Cambridge, provide further diversification to Winroc's distribution operations and expanded penetration in Ontario."

Geoffrey N. Mackey, President and CEO of Superior Plus Inc., added: "Winroc has been a strong performer, contributing $14.4 million of distributable cash flow to Superior's 2004 results, since its acquisition in June 2004. With the Leon's and IBS acquisitions, Winroc has developed a strong market presence in Ontario, the largest regional market in Canada, and continues to be focused on becoming a leading specialty building products distributor in North America for the benefit of our unitholders."

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 76.9 million trust units outstanding. The Fund has $11.6 million principal amount of Series 1, and $86.8 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward Looking Statements: Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Fund or Superior Plus Inc. in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and

neither the Fund nor Superior Plus undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Non-GAAP Measures: *Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer, Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch, Director, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)


Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

April 2005 Cash Distribution – $0.20 per Trust Unit

Calgary, April 7, 2005... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of April 2005 of $0.20 (20 cents) per trust unit payable on May 13, 2005. The record date is April 30, 2005 and the ex-distribution date will be April 27, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the April 2005 cash distribution of $0.20 per trust unit is considered to be:

- a dividend of $0.0591 per trust unit
- other income of $0.1409 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 76.9 million trust units outstanding. The Fund has $11.6 million principal amount of Series 1, and $86.8 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Director, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587) / E-mail: treisch@superiorplus.com